UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2001


                            BROKAT AKTIENGESELLSCHAFT
             (Exact name of registrant as specified in its charter)


                               Industriestrasse 3
                                D-70565 Stuttgart
                           Federal Republic of Germany
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      [_]                   No       [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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On July 24, 2001, Brokat AG released the press release attached as Exhibit 99.1, which is incorporated by reference in this Form 6-K.

         EXHIBIT NO.                DESCRIPTION

         99.1                       Press Release dated July 24, 2001

                                      * * *



The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. The exhibits to this Form 6-K contain such "forward-looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, liquidity and financial condition, or future transactions identify forward-looking statements. All forward-looking statements are based on Brokat management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Brokat is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For factors that could affect Brokat's future financial and operating results, and its liquidity and financial condition, see Brokat's other filings with the U.S. SEC, including the Form 20-F filed with the U.S. SEC on June 21, 2001 and, in particular, the factors set forth under the caption "Forward-Looking Information and Risk Factors."

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statements on Form S-8 of Brokat (Registration Nos. 333-51806, 333-47866 and 333-45594).

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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   BROKAT AKTIENGESELLSCHAFT

                                   By:  /s/ Stefan Roever
                                        ---------------------------------------
                                        Name:   Stefan Roever
                                        Title:  Chief Executive Officer


Date:  July  24, 2001

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


                                  EXHIBIT INDEX



         EXHIBIT NO.                        DESCRIPTION
         -----------                        -----------

         99.1                       Press Release dated July 24, 2001


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